As filed with the Securities and Exchange Commission on August 1, 2007.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

POKERTEK, INC.
(Exact name of registrant as specified in its charter)

North Carolina	61-1455265
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1020 Crews Road, Suite J Matthews, North Carolina 28106 (704) 849-0860
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Gehrig H. White Chief Executive Officer PokerTek, Inc. 1020 Crews Road, Suite J Matthews, North Carolina 28106 (704) 849-0860
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Robert M. Donlon, Esq. Womble Carlyle Sandridge & Rice, PLLC One Wachovia Center 301 South College Street, Suite 3500 Charlotte, North Carolina 28202 (704) 331-4900

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered (1)(2)	Proposed maximum offering price per share (3)	Proposed maximum aggregate offering price (3)	Amount of registration fee (4)
Common Stock, no par value	1,949,999	$12.17	$23,731,488	$729

(1)	The amount to be registered hereunder consists solely of Common Stock to be sold by certain selling shareholders.

(2)
The shares of Common Stock include (a) 1,444,444 shares of Common Stock sold to the selling shareholders described in the prospectus forming a part of this registration statement, (b) up to 505,555 shares of Common Stock issuable to the selling shareholders upon the exercise of warrants, and (c) an indeterminate number of shares that may be issued or resold with respect to the foregoing securities resulting from stock splits, stock dividends or similar transactions in accordance with Rule 416(c) of the Securities Act of 1933, as amended.

(3)
Estimated solely for the purposes of calculating the registration fee pursuant to Section 6(b) of the Securities Act of 1933 and computed pursuant to Rule 457(c), based upon the average ($12.17) of the high ($12.30) and low ($12.04) sales prices of the registrant’s Common Stock on July 31, 2007 as quoted on the NASDAQ Global Market.

(4)
Pursuant to Rule 457(p) under the Securities Act, the registration fee of $729 is offset by a registration fee of $742 previously paid by the registrant with respect to its Registration Statement on Form S-3 (No. 333-144064) initially filed with the Securities and Exchange Commission on June 26, 2007 and subsequently withdrawn.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 1, 2007

PROSPECTUS

PokerTek, Inc.

1,949,999 Shares

Common Stock

This prospectus is part of a registration statement of PokerTek, Inc. filed with the Securities and Exchange Commission to register for resale or other disposition by the selling shareholders named herein 1,444,444 shares of common stock in the aggregate that were sold to the selling shareholders in a private placement completed on April 26, 2007 and 505,555 shares of common stock in the aggregate issuable upon exercise of warrants issued to the selling shareholders in the private placement. The warrants are currently exercisable for 439,541 shares of our common stock, subject to certain limitations on exercise. We have agreed to seek shareholder approval to increase the number of shares of our common stock subject to the warrants to 505,555.

The selling shareholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling shareholders may sell their shares of common stock in the section entitled “Plan of Distribution” on page 21. We will not be paying any underwriting discounts or commissions in this offering by the selling shareholders.

Our common stock is listed on The NASDAQ Global Market under the symbol “PTEK.” On July 31, 2007, the last reported sales price for our common stock reported on The NASDAQ Global Market was $12.15 per share. Prospective purchasers are urged to obtain current information as to the market price of our common stock.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 5 FOR CERTAIN RISKS YOU SHOULD CONSIDER BEFORE PURCHASING ANY SHARES.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 1, 2007.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. Our business, financial condition or results of operations may have changed since that date.

-i-

PROSPECTUS SUMMARY

This summary highlights material information found in greater detail elsewhere in this prospectus. Before making an investment decision, we urge you to read this entire prospectus carefully, including the risks of investing in our common stock discussed under “Risk Factors,” the assumptions and other information set forth under “Conventions and Assumptions Used in this Prospectus” and the documents incorporated by reference into this prospectus, including the financial statements and related notes thereto.

PokerTek, Inc.

We were formed to develop and market the PokerPro® system, an electronic poker table that provides a fully-automated poker-room environment, to tribal casinos, commercial casinos, cruise ships and card clubs. Our first product was a 10-seated table developed in 2003, and in November 2006 we introduced PokerPro® Heads-Up™, our 2-seated product. We refer generally to the PokerPro system and the PokerPro Heads-Up in this prospectus as our gaming products. Poker is one of several card games in which two or more players strategically bet against each other. Many casinos and “card clubs” operate poker rooms that typically consist of tables at which up to 10 players play any of several types of poker against the other players at the table. A dealer employed by the casino or card club is responsible for dealing cards, calculating bets, collecting the “rake,” which is the amount the casino or card club charges for each hand of poker, and distributing payouts. Unlike most other games played at a casino, where the casino may win the full amount of a player’s bet, the casino or card club’s revenue from the poker room is limited to the rake.

Poker’s popularity has surged in recent years. The American Gaming Association (“AGA”) reports that based on a 2006 poll, approximately 18% of American adults have played poker in the past 12 months. However, because the poker room’s revenue is limited to the rake and because of the labor costs associated with using live dealers at each poker table, operating a poker room at a casino or card club is currently less profitable than other forms of gaming offered in a casino or card club. As a result, expanding or in some cases continuing the allocation of floor space to the poker room to support the potential influx of new customers is a difficult economic decision.

The PokerPro system is designed to increase casino revenue while helping to reduce the costs associated with poker rooms. The PokerPro system has shown that by eliminating a live dealer, more hands of poker can be played in a given amount of time, thereby increasing revenue generated by the rake. In addition, the elimination of a live dealer allows casinos and card clubs to avoid the labor costs of using a live dealer to operate a poker table. The PokerPro system is also designed to improve players’ gaming experience by eliminating dealer and player mistakes, eliminating the need for dealer tipping and by providing players with automated game information not available at poker tables operated by live dealers. We have also designed the PokerPro system to increase security in casinos by eliminating the potential for collusion between a player and a live dealer. In addition, because the PokerPro system provides automated information on bets placed and hands played that is not available with tables operated by live dealers, we believe it will increase security by assisting casinos in identifying potential collusion between players.

The manufacture and distribution of gaming machines is subject to extensive Federal, state, local and tribal regulations. Some jurisdictions require licenses, permits and other forms of approval for gaming devices. Most, if not all, jurisdictions also require licenses, permits and documentation of qualification, including evidence of financial stability, for the manufacturers and distributors of such gaming devices and for their officers, directors, major shareholders and key personnel. We have received approval to conduct business as a company in California, Connecticut, Nevada,  Mississippi, Michigan, Arkansas, New Jersey, Louisiana, British Columbia, and various tribal gaming jurisdictions.

We have received product certifications from Gaming Laboratories international, Inc. (“GLI”) and BMM International (“BMM”), independent testing laboratories.

As of June 30, 2007 we had 23 customers in over 56 sites in the United States, United Kingdom, Australia, South Africa and on cruise ships. We are responsible for the United States, Canada, and cruise ship markets, and our international distributor, Aristocrat International Pty. Limited, is responsible for the rest of the world.

We currently expect to generate most of our revenue by licensing the rights to use the software necessary to operate the PokerPro system and by providing maintenance and support services to customers that license the PokerPro system. We expect to derive between 5% and 10% of such revenue from these maintenance and support services. Initially, we have licensed the PokerPro system to customers because we believe it will be easier for us to gain entry to our target markets if our customers in such markets are not required to commit significant resources in order to install and evaluate the PokerPro system. However, as the PokerPro system gains market acceptance, we may sell customers such components.

 We were founded on August 22, 2003, by Gehrig H. “Lou” White, James T. Crawford, III and Arthur Lee Lomax. We were initially organized as a North Carolina corporation named National Card Club Corporation. From March 19, 2004 through July 27, 2004, we owned a majority interest in an affiliated limited liability company called PokerTek, LLC. On July 27, 2004, PokerTek, LLC merged with and into National Card Club Corporation and each member of PokerTek, LLC received six shares of our common stock for each unit of limited liability membership interest in PokerTek, LLC held by such member. The units of limited liability membership interest held by us immediately before the merger were cancelled. Simultaneous with this merger, we changed our name to PokerTek, Inc.

Overview of the PokerPro System

The PokerPro system is an advanced poker table with electronic components that allows players to play against other players in the same poker game at the same poker table using electronic cards and chips. Our original 10-seated table, which has the look of a traditional poker table, has 10 player positions. Our latest gaming product, PokerPro Heads-Up, is a two-seated version. Each player position has a touch screen monitor for the player to view cards, remaining chips and other game information, such as hands previously played by the player. The player also uses the touch screen monitor to input game decisions, such as betting, checking and folding. There is a 40" LCD video screen in the center of the 10-seat table that displays chips bet by each player and “community” cards dealt, as well as other game information. Instead of a live dealer, electronic cards are dealt to the players by a central server that is physically separate from the poker table. The PokerPro system currently allows players to play limit and no-limit Texas Hold ’em in both ring/cash games and single table tournaments. We have recently successfully tested Omaha, the next most popular variety of casino poker after Texas Hold’em, and multi-table tournaments and are in the process of designing further improvements to the PokerPro system to allow other varieties of poker to be played. Poker games offered by the PokerPro system are designed to be played in accordance with the same rules that apply to any live poker game, including any applicable pot and wager limitations.

Private Placement

This prospectus relates to the resale or other disposition by the selling shareholders named herein of 1,444,444 shares of common stock in the aggregate that we sold to the selling shareholders in a private placement completed on April 26, 2007 and 505,555 shares of common stock in the aggregate issuable upon exercise of warrants issued to the selling shareholders in the private placement, assuming that we receive shareholder approval to increase the aggregate number of shares subject to the warrants to from 439,541 shares to 505,555 shares and without regard to any other limitations on exercise.

The warrants are five-year warrants and are immediately exercisable at $10.80 per share. The warrants contain anti-dilution provisions and a cashless exercise provision. Furthermore, each warrant includes a provision that limits the number of shares obtainable upon exercise to ensure that the holder, together with its affiliates, do not beneficially own more than 4.90% of our issued and outstanding shares of common stock.

To comply with certain rules and regulations of The NASDAQ Stock Market LLC relating to the maximum number of shares issuable in a transaction without obtaining shareholder approval, the initial aggregate number of shares for which the warrants may be exercised is 439,541. We have agreed to seek shareholder approval to increase the number of shares of our common stock issuable upon exercise of the warrants to 505,555 in the aggregate and to allow issuances above the limits imposed by NASDAQ rules and regulations if certain anti-dilution provisions in the warrants are triggered.

We sold the shares of common stock in the private placement to the selling shareholders for a purchase price of $9.00 per share, for total proceeds to us of $12,999,996 and net proceeds to us of approximately $12,500,000. We paid a cash fee of $300,000 to Roth Capital Partners, LLC as compensation for its services as the sole placement agent with respect to the private placement. The per share purchase price of $9.00 represented a discount of approximately 8.5% from the average closing price of our common stock for the 30 consecutive trading day period prior to our execution of a term sheet with one of the selling shareholders with respect to the private placement.

In connection with the private placement, we entered into a registration rights agreement with the selling shareholders. Pursuant to the registration rights agreement, we are required to file a registration statement under the Securities Act of 1933, as amended, which we refer to as the Securities Act, covering the resale or other disposition of the shares of common stock sold in the private placement and the shares of common stock issuable upon exercise of the warrants issued in the private placement. This prospectus forms a part of such registration statement.

Recent Developments

On June 13, 2007, we announced the launch of a new product, the “Heads-Up Challenge™ World Series of Poker® Edition.” The Heads-Up Challenge is a coin- or cash-operated arcade-style electronic amusement device that allows two people to compete directly against one another in a game of Texas Hold’em poker. The Heads-Up Challenge is designed solely for entertainment purposes, unlike the PokerPro system, which is a regulated gaming device.  The Heads-Up Challenge product will allow us to enter a new, non-gaming market.

We anticipate placing Heads-Up Challenge units in appropriate bars and restaurants around the world. We are leveraging our existing partnership with Harrah’s License Company, LLC to co-brand this new product with the World Series of Poker® logo and brand.

We expect that most of the sales of Heads-Up Challenge will be made indirectly through amusement and video game distributors. We will seek to secure distribution relationships with various amusement and video game distributors and have already entered into a number of distribution relationships with domestic distributors. We are pursuing similar distribution arrangements with other distributors throughout the United States and abroad. We expect that our distributors will have primary responsibility for support of Heads-Up Challenge units after delivery.

Our Address and Other Information

Our current executive offices are located at 1020 Crews Road, Suite J, Matthews, North Carolina 28106 and our telephone number at that address is (704) 849-0860. We are located on the Internet at www.pokertek.com. We make our periodic reports on Form 10-K, Form 10-Q and Form 8-K (and any amendments to those reports) available on our website, free of charge, as soon as reasonably practicable after these reports are filed with or furnished to the SEC. We have not incorporated by reference into this document the information on our website and you should not consider it to be a part of this document. Our website address is included in the document as an inactive textual reference only. The public can also obtain access to such reports at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549, by calling the SEC at 1-800-SEC-0330 or by accessing the SEC’s website, which is www.sec.gov.

The Offering

Common Stock Covered by this Prospectus
1,949,999 shares, of which 1,444,444 shares will be issued and outstanding upon the effective date of the registration statement to which this prospectus relates, and up to 505,555 shares (assuming receipt of shareholder approval) that may be issued upon exercise of warrants held by selling shareholders.

Common Stock Outstanding Assuming the Sale of all Common Stock Covered by this Prospectus(1)(2)	11,425,519

Warrants
Each warrant is exercisable for shares of our common stock at an initial exercise price of $10.80 per share, subject to adjustment upon certain events. The warrants became exercisable on April 26, 2007 and expire on April 26, 2012.

Trading
The 1,444,444 shares of common stock issued in the private placement, as well as up to 505,555 shares of common stock issuable upon the exercise of the warrants, have been registered under the Securities Act. The common stock is currently traded on the NASDAQ Global Market, but there currently is no public market for the warrants and we cannot assure you that any such market will develop. The warrants have not been registered and have not been listed on any securities exchange or included in any automated quotation system.

Use of Proceeds
We will not receive any proceeds from the sale or other disposition of the common stock covered by this prospectus. To the extent all of the warrants to purchase the 505,555 shares of common stock covered by this prospectus are exercised for cash, we would receive approximately $5.45 million in the aggregate from such exercises, which would be added to our working capital and used for general corporate purposes.

Risk Factors
An investment in our common stock is speculative and involves risks. You should read the “Risk Factors” section of this prospectus for a discussion of certain factors to consider carefully before deciding to invest in shares of our common stock.

Plan of Distribution	The shares of common stock covered by this prospectus may be sold or otherwise disposed of by the selling shareholders in the manner described under “Plan of Distribution.”

NASDAQ Global Market Symbol	PTEK

(1)
Excludes an aggregate of 2,125,000 shares of our common stock currently reserved for issuance under our 2004 Stock Incentive Plan, our 2005 Stock Incentive Plan and our 2007 Stock Incentive Plan, of which 1,793,650 shares are currently subject to outstanding options as of July 31, 2007.

(2)	Excludes an aggregate of 200,000 shares of our common stock issuable upon the exercise of previously issued warrants.

RISK FACTORS

Investing in our common stock involves a significant amount of risk. You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus and incorporated by reference into this prospectus, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and our other filings with the SEC, before deciding to purchase our common stock. If any of the following risks actually occur, the market price of our common stock could decline, and you could lose all or part of your investment. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations and could result in a complete loss of your investment.

Risks Related to Our Business and Our Industry

We have a limited operating history on which to evaluate our business.

We are a company that has only recently begun to receive operating revenue and our management has limited experience in our market. Our business model is unproven and the lack of meaningful historical financial data makes it difficult to evaluate our prospects. To the extent that we are able to implement our business plan, our business will be subject to all of the problems that typically affect a business with a limited operating history, such as unanticipated expenses, capital shortfalls, delays in program development and possible cost overruns. In addition, our gaming products have not yet been introduced to the market on a wide scale and our non-gaming product, the Heads-Up Challenge, was only recently announced. Although we have completed development of the initial version of the PokerPro system, we are still in the process of developing and testing the software that will allow additional poker games to be played on the PokerPro system and enhancing the PokerPro system’s player tracking and accounting system. We cannot ensure that any of our products will ever produce a significant amount of revenue.

We have minimal operating revenue to date and a history of losses. We may be unable to generate sufficient net revenue in the future to achieve or sustain profitability.

We have experienced operating losses for each quarterly and annual period since our inception in August 2003. We experienced net losses of $9,145,718 for the year ended December 31, 2006 and $3,700,544 for the year ended December 31, 2005. As of March 31, 2007, we had an accumulated deficit of $16,464,052. To implement our business plan and generate revenue from other sources, we must obtain necessary regulatory approvals in many additional jurisdictions. The timing of our revenue generation will be driven in part by our receipt of such approvals in additional jurisdictions and entry into definitive agreements with customers in those jurisdictions. We anticipate that we will incur increased expenses, losses and cash flow deficits as we seek regulatory approval for our PokerPro system and market both it and the Heads-Up Challenge product in various jurisdictions. We may not receive further regulatory approvals. For the reasons discussed above and elsewhere in this report, it is possible that we may not generate significant revenues or profits in the foreseeable future or at all. Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis, and our failure to do so would adversely affect our business and the market price of our common stock and may require us to raise additional capital, which may not be available on terms acceptable to us or at all.

Our success depends primarily on the PokerPro system achieving and maintaining widespread acceptance by casinos and poker players.

Our success will depend to a large extent on broad market acceptance of the PokerPro system among casinos and poker players. Even if we demonstrate the effectiveness of the PokerPro system and our business model, casinos and poker players may still not use the PokerPro system for a number of other reasons, including preference for live dealers, mistrust of technology and perceived lack of reliability. We believe that the acceptance of the PokerPro system by casinos and poker players will depend on at least the following factors:

•	our ability to demonstrate the PokerPro system’s economic and other benefits to casinos;
•	players becoming comfortable with using the PokerPro system; and

•	the reliability of the hardware and software comprising the PokerPro system.

Initially, we intend to enter into relatively short-term agreements with our customers under which we will license the software associated with the PokerPro system. If and when market acceptance of the PokerPro system has been established, we intend to negotiate longer-term agreements with our customers and may sell components to customers rather than license them. However, if the PokerPro system fails to achieve market acceptance quickly, our customers may not renew such agreements, which would reduce our net revenue and impede our efforts to market the PokerPro system.

If it is determined that the PokerPro system is not a Class II gaming device, such a determination will have a material adverse effect on our ability to operate our business.

The operation of gaming devices is highly regulated. Gaming devices are regulated at the federal level by the Federal Gambling Devices Act of 1962, which we refer to as the Johnson Act. Gaming on Native American lands is also governed by the Indian Gaming Regulatory Act of 1988, which we refer to as the IGRA, and the National Indian Gaming Commission, which promulgates regulations to enforce certain aspects of the IGRA and which we refer to as the NIGC. In addition, gaming on tribal lands is governed by specific tribal ordinances and regulations and, in some instances, agreements between Native American tribes and their respective states, referred to under the IGRA as a tribal-state compact.

The IGRA divides tribal gaming into categories: Class I, Class II and Class III. Class I gaming includes traditional Native American social and ceremonial games, and is regulated only by the tribes. Class II gaming includes bingo and certain card games such as poker, so long as the card game is not prohibited by the laws of the state where the tribe is located, the card game is played somewhere in the state, and the playing of the card game conforms to any applicable state law. Class III gaming consists of all forms of gaming that are not Class I or Class II, such as video lottery games, slot machines, most table games and keno.

Based on our understanding of classification under the IGRA, we believe that the PokerPro system will qualify as a permissible aid to Class II gaming and that tribal casinos that are located in states where poker is either expressly permitted or not expressly prohibited (so long as poker is being played somewhere in the state) will be legally entitled to use the PokerPro system, provided they otherwise comply with the IGRA, NIGC regulations and any applicable tribal regulations.

Before using the PokerPro system, a tribal casino may require a legal opinion stating that the device falls within the Class II category. The casino may also seek an advisory opinion from the NIGC. It may be difficult or expensive to obtain the necessary favorable legal or advisory opinions and we may not be able to obtain such opinions at all. Although NIGC opinions are only advisory and not binding upon a court of law, an adverse opinion by the NIGC would severely impact our ability to sell the PokerPro system to tribal casinos.

It is possible that a court decision or a formal NIGC opinion may determine that the PokerPro system is not a form of Class II gaming, but instead a form of Class III gaming. Class III gaming is only permitted in tribal casinos where the tribe and the state in which the tribe is located have entered into a tribal-state compact that permits such gaming. Far fewer tribal casinos are allowed to engage in Class III gaming compared to Class II gaming. Therefore, if the PokerPro system is classified as a Class III gaming device, it would have a material adverse effect on our business plan and other severe consequences, as any tribal casino using the PokerPro system that was not covered by an appropriate tribal-state compact would be engaged in illegal gambling.

If we fail to obtain or maintain gaming licenses and regulatory approvals, we will be unable to operate our primary business and license or sell our gaming products.

The manufacture and distribution of gaming machines is subject to extensive federal, state, local and tribal regulation. Some jurisdictions require licenses, permits and other forms of approval for gaming devices. Most, if not all, jurisdictions also require licenses, permits and documentation of suitability, including evidence of financial stability, for the manufacturers and distributors of such gaming devices and for their officers, directors, major shareholders and key personnel. Our failure to obtain regulatory approval in any jurisdiction will prevent us from distributing our product and generating revenue in that jurisdiction.

Obtaining requisite approvals is a time-consuming and costly process and cannot be assured. Although a manufacturer of gaming devices may pursue entity regulatory approval with regulators of tribal casinos at the same time that it pursues regulatory approval for its gaming devices, many states that license commercial casinos require that a manufacturer obtain entity regulatory approval before seeking approval for its gaming devices. In addition, because the PokerPro system is an innovative product, we expect that some regulatory authorities will be uncertain as to how to classify it. We expect that this uncertainty will result in additional time and expense associated with obtaining necessary regulatory approvals. Even after incurring significant time and expense seeking such regulatory approvals, we may not be able to obtain them.

We have received approval to conduct business as a company in California, Connecticut, Nevada, Michigan, Arkansas, New Jersey, Louisiana, Mississippi, British Columbia, and various tribal gaming jurisdictions. Our current registrations and any other registrations, licenses, approvals or findings of suitability that we may obtain may be revoked, suspended or conditioned. The revocation or denial of a license in a particular jurisdiction means that we cannot distribute the PokerPro system in that jurisdiction, and could adversely affect our ability to obtain or maintain licenses in other jurisdictions.

Gaming devices are regulated at the federal level by the Johnson Act. We believe the Johnson Act does not apply to the use of the PokerPro system by tribal casinos because several court decisions have held that electronic aids to permitted Class II gaming devices under the IGRA are not prohibited by the Johnson Act. However, there is no guarantee that our belief is correct. These court decisions have focused on the use by tribal casinos of electronic aids to bingo. We are not aware of any court or regulatory body that has considered how the Johnson Act applies to the PokerPro system or any other form of electronic poker table. While we believe the PokerPro system to be outside the scope of the Johnson Act, we have filed under the Johnson Act and expect to maintain the required documentation under the Johnson Act to attempt to avoid any possible rulings prohibiting the installation of the PokerPro system. The Department of Justice, the primary law enforcement entity responsible for enforcing the Johnson Act, has traditionally taken a broad view as to what constitutes a gambling device prohibited by the Johnson Act. It is possible that the Department of Justice may institute criminal and civil proceedings against us and that a court may rule that the Johnson Act prohibits the use of the PokerPro system by tribal casinos unless the tribe and state have entered into an appropriate tribal-state compact. Any such proceedings could interfere with our ability to obtain regulatory approvals in other jurisdictions.

If we fail to obtain a necessary registration, license, approval or finding of suitability in a given jurisdiction, we would likely be prohibited from distributing our PokerPro system in that jurisdiction. In addition, some jurisdictions require license holders to obtain government approval before engaging in some transactions, such as business combinations, reorganizations, stock offerings and repurchases. We may not be able to obtain all necessary registrations, licenses, permits, approvals or findings of suitability in a timely manner, or at all. Our failure to obtain in a timely manner necessary regulatory approvals in jurisdictions that are material to us, whether individually or in the aggregate, would have a material adverse effect on our net revenue and delay or prevent market acceptance of the PokerPro system.

Gaming authorities in multiple jurisdictions have determined that certain of our executive officers, key employees, directors and significant shareholders are suitable. The inability of an executive officer, key employee, director or significant shareholder to obtain a determination of suitability in a jurisdiction may adversely affect the sale of our gaming products in that jurisdiction.

Gaming authorities in some jurisdictions may investigate any individual who has a material relationship with us and any of our shareholders to determine whether the individual or shareholder is suitable to those gaming authorities. Certain of our executive officers, key employees, directors and significant shareholders have been found suitable in multiple jurisdictions by various gaming authorities. If a gaming authority in any jurisdiction fails to find any of our executive officers, key employees, directors or significant shareholders suitable, we may be prohibited from leasing, licensing or selling our gaming products in that jurisdiction.

A finding of suitability is generally determined based upon numerous facts and circumstances surrounding the entity or individual in question and many gaming authorities have broad discretion in determining whether a particular entity or individual is suitable. We are unaware of circumstances that would categorically prevent a gaming authority from finding any of our officers, key employees, directors or significant shareholders suitable.

Gehrig H. “Lou” White, our Chief Executive Officer, a director and beneficial owner of approximately 20% of our common stock, has disclosed in applications for the determination of suitability filed with gaming authorities that the IRS has recently completed an examination of his 2000 and 2001 federal individual income tax returns. The IRS previously issued an examination report showing a proposed income tax deficiency for Mr. White’s 2000 federal income tax return of $410,215 (plus additional interest and penalties attributable to that underpayment of tax) based on a disallowance of certain deductions for charitable contributions that Mr. White made to a foundation he established and mortgage interest that Mr. White paid to Legacy Capital, LLC, an affiliate of Merrill Scott. Merrill Scott is an investment advisor that was placed under receivership in 2002 by the SEC for violations of a variety of federal securities laws in connection with fraud and misappropriations of client funds by the firm through a scheme in which it obtained funds from its clients seeking above-market returns and other benefits. Mr. White is currently appealing the IRS’s proposed income tax deficiency. The IRS examination of Mr. White’s 2001 federal tax return resulted in the issuance of a notice of deficiency for additional income tax in the amount of $75,445 (plus additional interest and penalties attributable to that underpayment of tax). In his original 2001 federal tax return, Mr. White claimed deductions relating to a partnership investment he made after receiving advice from a law firm. The law firm subsequently informed Mr. White that the IRS had challenged the tax treatment of the investment structure and that he should file an amended return. Mr. White then filed an amended federal income tax return for 2001 eliminating the deductions relating to the partnership investment. He also paid the federal income taxes resulting from the elimination of such deductions. The IRS notice of deficiency assessed additional income taxes as the result of disallowing deductions for tax advice in connection with the partnership investment transaction and an accuracy penalty in connection with the losses claimed with respect to that investment. These amounts have been paid, which completes the audit process for Mr. White’s 2001 return. Due to the broad discretionary powers of gaming authorities, it is unknown what effect the IRS examinations of Mr. White’s federal income tax returns may have on Mr. White’s applications for a determination of suitability.

If any of our executive officers, certain key employees, directors or significant shareholders is not found suitable in a jurisdiction requiring a finding of suitability, we would be prevented from leasing, licensing or selling our gaming products in that jurisdiction as long as the individual or entity in question remained an officer, key employee, director or a significant shareholder. Such an occurrence would likely delay introduction of our gaming products into such jurisdiction or prevent us from introducing our gaming products in such jurisdiction altogether. Depending on how material such jurisdiction is to our plan of operations, failure to obtain such findings of suitability could have a material adverse effect on our results of operations. In addition, a finding that one of our executive officers, certain key employees, directors or significant shareholders is not suitable in any jurisdiction may hinder our ability to obtain necessary regulatory approvals in other jurisdictions. Conversely, however, a finding of suitability by one or more gaming authorities does not ensure that similar suitability determinations will be obtained from any other gaming authorities.

Although we have the ability to terminate the employment of an executive officer or key employee in the event that such executive officer or key employee fails to be found suitable, such termination would disrupt the management of our company, may trigger severance provisions under certain employment agreements and would likely have an adverse effect on our business and results of operations. In addition, the removal of a director under the provisions of our Amended and Restated Bylaws requires action on the part of our shareholders at a shareholders’ meeting. Our Amended and Restated Articles of Incorporation provide that we may redeem at fair market value any or all shares of our capital stock held by any person or entity whose status as a shareholder, in the opinion of our Board of Directors, jeopardizes the approval, continued existence, or renewal of any federal, state, local or tribal license we hold. However, we may not have the funds available for such a redemption, especially if the shareholder in question holds a significant amount of our common stock. We have not determined what action we would take in such event. We will also be prevented from effecting such a redemption if it would violate North Carolina law.

Because there are few significant barriers to entry to the market for our products, we could face substantial competition, which could reduce our market share and negatively impact our net revenue.

There are a number of companies that offer poker-related entertainment or manufacture and distribute automated gaming machines. Most of these companies have greater financial resources than we do. The costs of entry into the markets for competitive products are low, and there are few significant barriers to entry. The primary barriers to entry with respect to our gaming products, some of which we are still in the process of overcoming, are the establishment of relationships with the owners and operators of casinos and card clubs, the receipt of necessary regulatory approvals and the development of the technology necessary to create an automated poker table. We anticipate that our potential competitors will include manufacturers of gaming devices that have already established such relationships and that have received some, if not all, of the regulatory approvals that would be required to market and sell automated poker tables in our target markets. The primary barriers to entry with respect to our Heads-Up Challenge product, some of which we are still in the process of overcoming, are the establishment of relationships with amusement device distributors and end users and the development of the technology necessary to create an amusement version of an automated poker table. We anticipate that our potential competitors will include manufacturers of amusement devices that have already established relationships with distributors and end users of amusement devices. We believe that most of our competitors in both the gaming and amusement businesses have greater financial resources than we have. Therefore, we anticipate that the barriers to entry discussed above would not pose a significant obstacle for such manufacturers if they sought to compete with us.

Due to the limited barriers to entry, we believe that the early establishment of market share is a key factor in our plan of operations, especially given the finite market for the PokerPro system. If we are unable to obtain significant early market presence or we lose market share to our competitors, it may cause us to reduce the price at which we license or sell the PokerPro system and the Heads-Up Challenge product, which would materially affect our net revenue. There are many companies that could introduce directly competitive products in the short term that also have established industry relationships, the potential to develop technology quickly and greater resources than we have.

We compete primarily in a single industry, and our business would suffer if demand for gaming in general, or poker in particular, decreases.

We expect to derive a substantial portion of our revenues from the leasing, licensing, and sale of the PokerPro system and from providing related maintenance and support services, and the substantial remainder of our revenues from the leasing, licensing and sale of our Heads-Up Challenge amusement game. Although the popularity of poker in particular and gaming in general has recently been growing in the United States and abroad, gaming has historically experienced backlash from various constituencies and communities. Public tastes are unpredictable and subject to change and may be affected by changes in the country’s political and social climate. A change in public tastes or a backlash among certain constituencies or in certain communities could result in reduced popularity of poker or increased regulation of the gaming industry, either of which could significantly reduce demand for the PokerPro system.

Moreover, the market for our core PokerPro system is limited. According to Casino City Press, as of January 31, 2007, there were approximately 6,000 poker tables in the United States and approximately 2,600 poker tables in other countries. Although we believe that this represents a significant opportunity for the PokerPro system, the number of venues in which the PokerPro system can be placed is finite, and the number of jurisdictions in which gaming is legal is limited. Similarly, though the potential market for our Heads-Up Challenge amusement game is broader, it too may face both competitive and regulatory threats that would force us to sell or license the game at lower prices than we intend, or limit our ability to sell the entertainment product in certain markets.

If we fail to protect our intellectual property rights, competitors may be able to use our technology, which could weaken our competitive position, reduce our net revenue and increase our costs.

We believe that our long-term success will depend to a large degree on our ability to protect the proprietary technology that we have developed or acquired or may develop or acquire in the future. We currently have applications for approximately 50 patents pending before the U.S. Patent and Trademark Office that relate to various aspects of our products.  However, patent applications can take many years to issue and we can provide no assurance that any of these patents will be issued. If we are denied any or all of these patents, we may not be able to successfully prevent our competitors from imitating our products or using some or all of the processes that are the subject of such patent applications. Even if our pending patents are issued, our intellectual property rights may not be sufficiently comprehensive to prevent our competitors from developing similar competitive products and technologies. Although we intend to aggressively pursue anyone we reasonably believe is infringing upon our intellectual property rights, initiating and maintaining suits against third parties that may infringe upon our intellectual property rights will require substantial financial resources. We may not have the financial resources to bring such suits and if we do bring such suits, we may not prevail. Regardless of our success in any such actions, we could incur significant expenses in connection with such suits.

Third party claims of infringement against us could adversely affect our ability to market our products and require us to redesign our products or seek licenses from third parties.

We are susceptible to intellectual property lawsuits that could cause us to incur substantial costs, pay substantial damages or prohibit us from distributing one or more of our products. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. In addition, because patent applications can take many years to issue, there may be applications now pending of which we are unaware, which may later result in issued patents that our products may infringe. If any of our products infringe a valid patent, we could be prevented from distributing such product unless and until we can obtain a license or redesign it to avoid infringement. A license may not be available or may require us to pay substantial royalties. We also may not be successful in any attempt to redesign the product to avoid any infringement. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate, and we may not have the financial and human resources to defend ourselves against any infringement suits that may be brought against us.

For example, on February 5, 2007, Tellis Software, Inc. filed a complaint against us and Lou White, our Chief Executive Officer, in the United States District Court for the Southern District of Texas. The complaint, which was amended on April 1, 2007, alleges that we breached a software development agreement with Tellis Software, that we and Mr. White committed fraud in connection with the software development agreement, that our President, James Crawford, committed fraud in connection with the filing of a patent application, that Mr. Crawford and Mr. White converted software developed by Tellis that forms the basis of the patent application, and that we have been unjustly enriched and/or that Tellis Software is entitled to a quantum meruit recovery. We, Mr. Crawford and Mr. White believe we each have meritorious defenses to all claims that have been asserted by Tellis Software, but there is no assurance that we will be successful in our defense of this or similar lawsuits or that such lawsuits will not have a material adverse effect on our business, financial condition or results of operations.

Defects in, and fraudulent manipulation of, the PokerPro system could reduce our revenue, increase our costs, burden our engineering and marketing resources, involve us in litigation and adversely affect our gaming licenses.

Our success will depend primarily on our ability to avoid, detect and correct software and hardware defects and prevent fraudulent manipulation of the PokerPro system. The PokerPro system is subject to rigorous internal testing, and will be subject to additional testing by regulators in certain gaming jurisdictions. We may not be able to build and maintain products that are free from defects or manipulation and that satisfy these tests. Although we have taken steps to prevent defects and manipulations, the PokerPro system could suffer such defects and manipulation after it has been widely distributed.

Although we do not believe it is likely, it is possible that an individual could breach the security systems of a casino or card club, gain access to the server on which the PokerPro system operates and fraudulently manipulate its operations. The occurrence of such fraudulent manipulation or of defects or malfunctions could result in financial losses for our customers and the subsequent termination of agreements, cancellation of orders, product returns and diversion of our resources. Even if our customers do not suffer financial losses, casinos and card clubs may replace the PokerPro system if it does not perform according to expectations. Any of these occurrences could also result in the loss of or delay in market acceptance of the PokerPro system and loss of licenses and sales.

In addition, the occurrence of defects in, or fraudulent manipulation of, the PokerPro system and its associated software may give rise to claims for lost revenues and related litigation by our customers and may subject us to investigation or other disciplinary action by regulatory authorities that could include suspension or revocation of our regulatory approvals.

The use of our products could result in product liability claims that could be expensive and that could damage our reputation and harm our business.

Our business exposes us to the risk of product liability claims. Subject to contractual limitations, we will face financial exposure to product liability claims if our products fail to work properly and cause monetary or physical damage to our customers or end users. In addition, defects in the design or manufacture of our products might require us to recall such products. Although we maintain product liability insurance, the coverage limits of policies available to us may not be adequate to cover future claims. If a successful claim brought against us is in excess or outside of our insurance coverage, we may be forced to divert resources from the development of our products, the pursuit of regulatory approvals and other working capital needs in order to satisfy such claims.

The loss of the services of our Chairman, Chief Executive Officer, President or other key employees, or the failure to attract additional key individuals, would materially adversely affect our business.

Our success depends on the continued services of Lyle Berman, who serves as the Chairman of our Board of Directors. In addition, although they have limited experience in the gaming industry, we believe that due to their leadership in the development of our business, our success also depends on Gehrig H. “Lou” White, who has served as our Chief Executive Officer since our inception, and James T. Crawford, III, who has served in an executive officer capacity since our inception and who currently serves as our President and Secretary. Our success will also depend on retention of other key management executives who have been instrumental in our development thus far, and on our ability to attract and retain employees to complete the development of enhancements to the PokerPro system and the Heads-Up Challenge and to market or arrange for the marketing of these products throughout the United States.

Mr. Berman is the Executive Chairman of WPT Enterprises, Inc., the operator of the World Poker Tour. We hope to develop business relationships from introductions to strategic partners in the gaming industry that we believe Mr. Berman can facilitate. Mr. Berman is under no obligation to facilitate such introductions and if our relationship with Mr. Berman is terminated or impaired, we may not be able to develop such business relationships, which could delay market acceptance of the PokerPro system and otherwise have a material adverse effect on our business.

We have not entered into an employment agreement or non-competition agreement with either Mr. White or Mr. Crawford. Therefore, either may terminate their employment with us at any time and immediately use certain information and contacts they obtained from their employment with us to compete with our business. The loss of Mr. White, Mr. Crawford or our other senior executives or an inability to attract or retain other key individuals could materially adversely affect us. Growth in our business depends, to a large degree, on our ability to retain and attract such employees. We seek to compensate and incentivize our key executives, as well as other employees, through competitive salaries and stock ownership, but these components of compensation may not be sufficient to allow us to retain key employees or hire new employees.

Our management team’s limited experience in our product markets could increase costs, hamper our marketing strategies and delay our expansion.

We have not yet demonstrated that we are able to implement our business plan fully or in a timely manner. The limited experience of our management team in the gaming industry and the market for automated game technology could result in increased operating and capital costs, difficulties in executing our operating and marketing strategies and delays in our expansion strategy. Our management team also has limited experience with the process of obtaining the regulatory licenses, certifications and approvals that we will need in order to market and distribute the PokerPro system in additional jurisdictions. We may not successfully address any or all of the risks posed by this limited experience, and our failure to do so could seriously harm our business and operating results.

If we fail to manage our expected growth, our business and operating results could be harmed.

Although we have not received significant operating revenue to date, we have experienced and expect to continue to experience rapid growth in our headcount and operations, placing significant demands on our operational and financial infrastructure. We intend to increase modestly the number of our employees in the next 12 months to further our research and development and sales efforts and to meet our administrative needs. If we do not effectively manage our growth, our ability to develop and market the PokerPro system and the Heads-Up Challenge product could suffer, which could negatively affect our operating results. To manage our expected growth effectively, we must continue to improve our operational, financial and management controls and our reporting systems and procedures. These systems enhancements and improvements will require significant capital expenditures and allocation of valuable management resources. If required improvements are not implemented successfully, our ability to manage our expected growth will be impaired and we may have to make significant additional expenditures to address these issues.

Our success will depend on the reliability and performance of third-party distributors, manufacturers and suppliers.

Although we currently manufacture our products from component parts obtained from third-party suppliers, we expect to ultimately retain third-party manufacturers to complete all phases of manufacturing. Should the selected manufacturers not be able to meet our requirements, we would be significantly hampered from serving our customers and may miss revenue-generating opportunities. We currently obtain the touch screen monitors for the PokerPro system from a single supplier. While changing suppliers for this component is not impossible, doing so would require significant time and effort on the part of our management team and may cause us to miss revenue-generating opportunities until we are able to obtain touch screen monitors from a new supplier. In addition, the supply of the liquid crystal display for the PokerPro system is uncertain and subject to significant backlogs from time to time due to spikes in general demand for such displays. We compete with other companies for the production capacity of third-party suppliers for these displays and for other components. Certain of these competing companies have substantially greater financial and other resources than we have and thus we may be at a competitive disadvantage in seeking to procure production capacity. Our inability to contract with third-party manufacturers and suppliers to provide a sufficient supply of our products on acceptable terms and on a timely basis could negatively impact our relationships with existing customers and cause us to lose revenue-generating opportunities with potential customers. We also currently rely on Aristocrat, a third-party distributor, to market and distribute our PokerPro system outside of the United States and Canada. We cannot predict the timing or acceptance of the PokerPro system on a widespread basis at this time. If Aristocrat is unsuccessful in marketing and distributing our product, we may miss revenue-generating opportunities that might have been recognized by another third-party distributor. While changing distributors is not impossible, doing so would require significant time and effort on the part of our management team and may cause us to miss further revenue-generating opportunities.

Similarly, we expect to rely on a network of third-party distributors to market and distribute our Heads-Up Challenge amusement product. We cannot predict the timing or acceptance of the Heads-Up Challenge product on a widespread basis at this time. If those distributors are unsuccessful in marketing and distributing the Heads-Up Challenge product, we may miss revenue-generating opportunities that might have been recognized by different third-party distributors or by direct sales. While changing distributors is not impossible, doing so would require significant time and effort on the part of our management team and may cause us to miss further revenue-generating opportunities. Changing distributors will be made more difficult in those jurisdictions where we have entered into exclusive distribution agreements with third-party distributors.

Our failure to obtain any necessary additional financing would have a material adverse effect on our business.

Although initially we have licensed the components of the PokerPro system to customers, in the future we may sell customers such components. Until such time as we are able to sell such hardware components to our customers, our ability to license the PokerPro system to our customers on a large scale may require us to obtain additional financing necessary for the manufacture of such hardware components. Such financing may not be available on terms that are favorable to us, or at all. Our inability to obtain such financing on terms that allow us to license the PokerPro system profitably would hamper our ability to distribute the PokerPro system on a large scale and may therefore delay our ability to obtain significant market presence as well as market acceptance of the PokerPro system.

In addition, if our revenue is less than we anticipate or if we incur unforeseen expenses, we may need to seek additional equity or debt financing. We may not be able to obtain such additional equity or debt financing when we need it or at all. Even if such financing is available, it may not be available on terms that are favorable to us or in sufficient amounts to satisfy our requirements. If we require, but are unable to obtain, sufficient additional financing in the future we may be unable to further develop our products, further protect our intellectual property sufficiently, meet customer demand for our products or withstand adverse operating results. More importantly, if we are unable to raise further financing when required, our continued operations may have to be scaled down or even terminated and our ability to generate revenues would be negatively affected.

A decline in general economic conditions would have a greater material adverse effect on our business than on other businesses.

The demand for entertainment and leisure activities, including gaming activities like poker, tends to be highly sensitive to consumers’ disposable incomes. Therefore, a decline in general economic conditions would have more of a material adverse effect on our business, operating results and financial condition and the price of our common stock than on other businesses that are not as dependent on consumers’ disposable incomes.

If the network infrastructure of certain of the casinos in which the PokerPro system is or will be installed proves unreliable, market acceptance of the PokerPro system would be materially and adversely affected.

We have entered into agreements with customers that operate casinos and card clubs in more than one location. In such cases, our agreement with such customer provides that such customer will be responsible for providing, at its expense, a dedicated high-speed connection between the tables comprising the PokerPro system in the various locations operated by the customer to a remote central server supporting such tables. Failures or disruptions of a customer’s dedicated high-speed connection that result in the stoppage of play or in reduced performance of the PokerPro system could reduce players’ gaming experience, adversely affect the casinos’ or card clubs’ satisfaction with automated gaming devices in general and delay or prevent market acceptance of the PokerPro system.

Enforcement of remedies or contracts against Native American tribes could be difficult.

Many of our contracts with Native American tribes are subject to sovereign immunity and tribal jurisdiction. If a dispute arises with respect to any of those agreements, it could be difficult for us to protect our rights. Native American tribes generally enjoy sovereign immunity from suit similar to that enjoyed by individual states and the United States. In order to sue a Native American tribe (or an agency or instrumentality of a Native American tribe), the tribe must have effectively waived its sovereign immunity with respect to the matter in dispute. Moreover, even if a Native American tribe were to waive sovereign immunity, such waiver may not be valid and in the absence of an effective waiver of sovereign immunity by a Native American tribe, we could be precluded from judicially enforcing any rights or remedies against that tribe.

Our business is closely tied to the casino industry and factors that negatively impact the casino industry may also negatively affect our ability to generate revenues.

Casinos and other gaming operators represent a significant portion of our customers. Therefore, factors that may negatively impact the casino industry may also negatively impact our future revenues. If casinos experience reduced patronage, revenues may be reduced as our games may not perform well and may be taken off of the casino floor altogether. The level of casino patronage, and therefore our revenues, are affected by a number of factors beyond our control, including:

•	general economic conditions;
•	levels of disposable income of casino patrons;
•	downturn or loss in popularity of the gaming industry in general, and table and slot games in particular;
•	the relative popularity of entertainment alternatives to casino gaming;
•	the growth and number of legalized gaming jurisdictions;

•	local conditions in key gaming markets, including seasonal and weather-related factors;
•	increased transportation costs;
•	acts of terrorism and anti-terrorism efforts;
•	changes or proposed changes to tax laws;
•	increases in gaming taxes or fees;
•	legal and regulatory issues affecting the development, operation and licensing of casinos;
•	the availability and cost of capital to construct, expand or renovate new and existing casinos;
•	the level of new casino construction and renovation schedules of existing casinos; and
•	competitive conditions in the gaming industry and in particular gaming markets, including the effect of such conditions on the pricing of our games and products.

These factors significantly impact the demand for our products and technologies.

We may be forced to reduce or delay growth initiatives and capital expenditures, obtain additional equity capital or assume debt if we are unable to generate sufficient cash flow to meet our operational requirements.

If our future cash flows and capital resources are insufficient to meet our operational needs and commitments, we may be forced to reduce or delay activities and capital expenditures, obtain additional equity capital or assume debt. In the event that we are unable to do so, we may be left without sufficient liquidity and we may not be able to meet current needs.

The success of our Heads-Up Challenge product is substantially dependent on our ability to maintain and leverage our relationship with Harrah’s License Company.

Our Heads-Up Challenge product is branded with the World Series of Poker brand and logo, which is owned by Harrah’s License Company, LLC and licensed to us for use with this product. The World Series of Poker is a well-known series of annual poker tournaments. We hope to develop business relationships and credibility through our partnership with Harrah’s and our ability to market the Heads-Up Challenge as the “World Series of Poker Edition.” If our relationship with Harrah’s is terminated or impaired, we may not be able to develop such relationships and credibility, which could delay or prevent market acceptance of the Heads-Up Challenge product and otherwise have a material adverse effect on our business.

Pursuant to the registration rights agreement, we may be required to pay liquidated damages to the selling shareholders who purchased shares in the private placement and the amount of such liquidated damages, if any, may adversely affect our results of operations.

Under the registration rights agreement, if: (a) the registration statement to register  the resale or other disposition of  both the shares of common stock and shares underlying the warrants issued in the private placement is not filed with the SEC within 45 business days from the date of the closing of the private placement, (b) a final prospectus is not filed with the SEC one business day after the registration statement is declared effective by the SEC, (c) the registration statement is not declared effective within 105 days of the date of the closing of the private placement (or 135 days in the event that the registration statement is subject to review by the SEC), or (d) after it has been declared effective, the registration statement ceases to be effective for more than 15 consecutive days or an aggregate of 45 days in any 365-day period (in each of (a)-(d), an “Event”), then on the date of such Event and on its monthly anniversary, we are required to pay to each of the selling shareholders who purchased our shares in the private placement certain liquidated damages equal to 2% of the aggregate investment amount paid by each such selling shareholder in the private placement. The total amount of liquidated damages payable by us pursuant to all Events is capped at an aggregate of $1 million. In addition, partial liquidated damages shall apply on a daily pro-rata basis for any portion of a month prior to the cure of an Event. If we are required to pay liquidated damages to any of the selling shareholders, payment of such liquidated damages may adversely affect our results of operation, particularly our earnings results.

Risks Related to Our Common Stock

The concentration of our common stock ownership by our founders will limit your ability to influence corporate matters.

Gehrig H. “Lou” White, James T. Crawford, III and Arthur Lee Lomax together own approximately 37% of our common stock. Messrs. White, Crawford and Lomax therefore have significant influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets, for the foreseeable future. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that some of our shareholders do not view as beneficial. In addition, such concentrated control could discourage others from initiating changes of control. As a result, the market price of our common stock could be adversely affected.

Our Board of Directors’ ability to issue “blank check” preferred stock and any anti-takeover provisions we adopt may depress the value of our common stock.

Our authorized capital includes 5,000,000 shares of “blank check” preferred stock. Our Board of Directors has the power to issue any or all of the shares of such preferred stock, including the authority to establish one or more series and to fix the powers, preferences, rights and limitations of such class or series, without seeking shareholder approval, subject to certain limitations on this power under the listing requirements of The NASDAQ Stock Market LLC. We may, in the future, consider adopting certain other anti-takeover measures. The authority of our Board of Directors to issue “blank check” preferred stock and any future anti-takeover measures we may adopt may in certain circumstances delay, deter or prevent takeover attempts and other changes in control of our company not approved by our Board of Directors. As a result, our shareholders may lose opportunities to dispose of their shares at favorable prices generally available in takeover attempts or that may be available under a merger proposal and the market price of our common stock and the voting and other rights of our shareholders may also be affected.

The completion of the private placement, as well as any future financing transactions, had and will have a dilutive effect on our existing shareholders and may have other adverse effects on our results of operations.

In April 2007, we completed the private placement of 1,444,444 shares of our common stock in the aggregate to the selling shareholders, as well as warrants that are currently exercisable for an aggregate of 439,541 shares of our common stock and which will increase to 505,555 shares of common stock if approved by our shareholders. This financing resulted in significant dilution to our current shareholders. In the future, we may issue additional equity, debt or convertible securities to raise capital. If we do so, the percentage ownership of PokerTek held by existing shareholders would be further reduced, and existing shareholders may experience significant further dilution. In addition, new investors in PokerTek may demand rights, preferences or privileges that differ from, or are senior to, those of our existing shareholders, such as the warrants and other protections against future dilutive transactions that were obtained by the selling shareholders in the private placement. The perceived risk associated with the sale of a large number of shares, including the recently completed private placement, could cause some of our shareholders to sell their stock, thus causing the price of our common stock to decline. Subsequent sales of our common stock in the open market could also have an adverse effect on the market price of our common stock. If our stock price declines, it may be more difficult or we may be unable to raise additional capital.

There are certain limitations on ownership of five percent or more of our common stock and we will have the right to redeem your shares of common stock if your ownership jeopardizes any regulatory certifications, licenses or approvals we hold.

Our Amended and Restated Articles of Incorporation provide that no person or entity may become the beneficial owner of 5% or more of our outstanding shares of common stock unless such person or entity agrees to provide personal background and financial information to, consent to a background investigation by, and respond to questions from the applicable gaming authorities in any jurisdiction in which we do business or desire to do business. Our Amended and Restated Articles of Incorporation also provides that we may redeem any or all shares of common stock held by any person or entity whose status as a shareholder, in the opinion of our

Board of Directors, jeopardizes the approval, continued existence or renewal of any regulatory approval we hold. The amount that we will pay for such redeemed shares will equal the highest closing price of our common stock, as reported on the NASDAQ Global Market or other exchange or quotation service on which our common stock is then listed or quoted, during the 30 days immediately preceding the date on which notice of redemption is given. This provision may force you to sell your shares of common stock before you would choose to do so and may cause you to realize a loss on your investment.

Our common stock price has been volatile. Fluctuations in our stock price could impair our ability to raise capital and make an investment in our securities undesirable.

Historically, the market price of our common stock has fluctuated significantly. We believe factors such as the market’s acceptance of our products and the performance of our business relative to market expectations, as well as general volatility in the securities markets, could cause the market price of our common stock to fluctuate substantially. In addition, the stock markets have experienced price and volume fluctuations, resulting in changes in the market prices of the stock of many companies, which may not have been directly related to the operating performance of those companies. Fluctuations in our stock price could impair our ability to raise capital and make an investment in our securities undesirable. During the one year period ending July 31, 2007, the closing price of our common stock as quoted on the NASDAQ Global Market ranged from a low of $8.17 to a high of $15.25.

The exercise of outstanding warrants and options may adversely affect our stock price.

Our stock plans authorize the issuance of stock awards to purchase or acquire up to 2,125,000 shares of our common stock. As of July 31, 2007, options and warrants to purchase 2,433,191 shares of our common stock were outstanding, which includes warrants to purchase 439,541 shares (which will increase to 505,555 shares of common stock if approved by our shareholders) that were issued in connection with the private placement completed in April 2007. These options and warrants are likely to be exercised at a time when the market price for our common stock is higher than the exercise prices of the options and warrants. If holders of these outstanding options and warrants sell the common stock received upon exercise, it may have a negative effect on the market price of our common stock.

We do not intend to pay dividends on our common stock.

We have never declared or paid any cash dividend on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents that we file or have filed with the SEC that are incorporated herein by reference include forward-looking statements within the meaning of Section 27A of the Securities Act or Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. For these purposes, such forward-looking statements are based on our current expectations and projections about future events and are made under the provisions of The Private Securities Litigation Reform Act of 1995. When used in this prospectus, the words “believe,” “anticipate,” “intend,” “estimate,” “expect” and similar expressions, or the negative of such words and expressions, are intended to identify forward-looking statements, although not all forward-looking statements contain such words or expressions. These forward-looking statements generally relate to our plans, objectives and expectations for future operations and are based on management’s current estimates and projections of future results or trends. Although we believe that our plans and objectives reflected in or suggested by these forward-looking statements are reasonable, we may not achieve these plans or objectives. Actual results, performance or experience may differ materially from those expressed or implied by forward-looking statements as a result of various important factors. You should read this prospectus completely and with the understanding that actual future results, performance or experience may be materially different from those expressed or implied by forward looking statements.

Specific factors that may cause actual results to differ from our expectations or that may affect the value of our common stock include, but are not limited to:

•	our lack of operating history;

•	the market’s failure to accept the PokerPro system or the Heads-Up Challenge product;

•	our inability to obtain regulatory approval for use of the PokerPro system in casinos or card clubs;

•	claims that our technology infringes the intellectual property of others;

•	our inability to compete successfully with current or future competitors within the gaming and/or amusement industries;

•	product liability claims regarding the PokerPro system or the Heads-Up Challenge product;

•	our inability to retain our key employees;

•	the termination or impairment of our relationships with key manufacturers or suppliers; and

•	a decline in general economic conditions or an adverse change in the political or social climate regarding gaming in general and poker specifically.

Other factors that could cause actual results to differ from those expressed or implied by the forward-looking statements in this prospectus are more fully described in the “Risk Factors” section and elsewhere in this prospectus. Any forward-looking statements in this prospectus or in any of the documents that we file or have filed with the SEC that are incorporated herein by reference, however, represent our views only as of the respective dates of those documents and should not be relied upon as representing our views as of any subsequent date. We anticipate that subsequent events and developments may cause our views to change. Although we may elect to update these forward-looking statements publicly at some point in the future, whether as a result of new information, future events or otherwise, we specifically disclaim any obligation to do so, except as required by applicable law.

CONVENTIONS AND ASSUMPTIONS USED IN THIS PROSPECTUS

Unless we indicate otherwise, all discussions of our financial information “since inception” or our financial information “to date” contained in this prospectus refer to our financial information for the period from August 22, 2003 (date of inception) through March 31, 2007 (the last day of our most recently completed fiscal quarter).

We were initially organized as a North Carolina corporation named “National Card Club Corporation.” For a period of time, we owned a majority interest in an affiliated limited liability company called “PokerTek, LLC”. On July 27, 2004, PokerTek, LLC merged with and into National Card Club Corporation and we changed our name to “PokerTek, Inc.” Pursuant to this merger, the equity interests in PokerTek, LLC that we owned were cancelled and all other equity interests in PokerTek, LLC were converted into common stock in PokerTek, Inc.. All references in this prospectus to “PokerTek,” “we,” “us,” “our company” or “our” refer to PokerTek, Inc.

USE OF PROCEEDS

Although we may receive cash proceeds from the exercise of warrants related to the issuance of common stock covered by this prospectus, if any, we will not receive any proceeds from the periodic sales, if any, of the common stock covered by this prospectus by the selling shareholders. Proceeds, if any, from cash exercises of warrants, which would amount to a maximum of approximately $5.45 million in the aggregate, would be added to our working capital and used for general corporate purposes.

SELLING SHAREHOLDERS

This prospectus relates to the resale or other disposition by the selling shareholders named herein of 1,444,444 shares of common stock in the aggregate that were sold to the selling shareholders in a private placement completed on April 26, 2007 and 505,555 shares of common stock in the aggregate issuable upon the exercise of warrants issued to the selling shareholders in the private placement. For additional information regarding the issuance of those shares of common stock and warrants and certain limitations with respect thereto, see “Prospectus Summary -- Private Placement,” above. We are registering the shares of common stock in order to permit the selling shareholders to offer the shares for resale or other disposition from time to time. The selling shareholders may sell all, some or none of the shares covered by this prospectus. Except for the ownership of the shares of common stock and the warrants issued pursuant to the securities purchase agreement entered into in connection with the private placement in April 2007, none of the selling shareholders have had any material relationship with us within the past three years.

The table below presents information regarding the beneficial ownership of outstanding shares of our common stock held by the selling shareholders and the shares that they may sell or otherwise dispose of from time to time under this prospectus. Information concerning any of the selling shareholders may change from time to time, and any changed information will be presented in a prospectus supplement if and when necessary and if required by applicable law. The shares of our common stock covered by this prospectus may also be sold by certain transferees or successors-in-interest of the selling shareholders.

The number of shares of common stock in the column “Number of Shares of Common Stock Beneficially Owned Prior to Offering” represents all of the shares of common stock beneficially owned by the selling shareholder as of the date of this prospectus, including those that may be obtained upon exercise of the warrants issued in the private placement. The number of shares of common stock in the column “Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus” represents all of the shares of common stock that the selling shareholders may sell or otherwise dispose of under this prospectus, assuming that we receive shareholder approval to increase the aggregate number of shares subject to the warrants to 505,555 and without regard to any other limitations on exercise. The number of shares of common stock in the column “Number of Shares of Common Stock Beneficially Owned After Offering” represents the number of shares of common stock beneficially owned by the selling shareholders assuming that all of the shares of common stock covered by this prospectus are sold or otherwise disposed of by the selling shareholders. However, because the selling shareholders may not sell all or some of their shares or may sell or otherwise dispose of the shares covered by this prospectus other than pursuant to this prospectus, we cannot assure you as to the actual number of shares that will be sold or otherwise disposed of by the selling shareholders or that will be held by the selling shareholders after completion of such sales and dispositions.

We have determined beneficial ownership in accordance with SEC rules. In computing the number of shares beneficially owned by a person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Under the terms of the warrants, a selling shareholder may not exercise the warrants, to the extent such exercise would cause such selling shareholder, together with its affiliates, to beneficially own a number of shares of our common stock that would exceed 4.90% of our then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the warrants that have not been exercised.

Name of Selling Shareholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus (11)	Number of Shares of Common Stock Beneficially Owned After Offering
Magnetar Capital Master Fund, Ltd. (1)	534,962 (2)	720,650	0
Janus Venture Fund (a series of Janus Investment Fund) (3)	483,870(4)	651,825	0
Janus US Venture Fund (a series of Janus Capital Funds Plc) (3)	43,937(5)	59,188	0
Small Cap Growth Portfolio (a series of Ohio National Fund Inc.) (3)	7,155(6)	9,637	0
SRB Greenway Capital (QP), L.P. (7)	424,418 (8)	439,290	0
SRB Greenway Capital, L.P. (7)	48,929 (9)	50,644	0
SRB Greenway Offshore Operating Fund, L.P. (7)	18,130 (10)	18,765	0

(1) Magnetar Financial LLC is the investment advisor of Magnetar Capital Master Fund, Ltd. (“Magnetar Master Fund”) and consequently has voting control and investment discretion over securities held by Magnetar Master Fund. Alec Litowitz has voting control over Supernova Management LLC, the general partner of Magnetar Capital Partners LP, the sole managing member of Magnetar Financial LLC. As a result, Mr. Litowitz may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of any shares deemed to be beneficially owned by Magnetar Financial LLC.

(2) Includes a warrant to acquire an aggregate of 1,147 shares of PokerTek common stock. Excludes 161,292 shares of common stock issuable upon exercise of the warrant because the terms of such warrant contain a blocker provision (the “Blocker”) under which the holder thereof does not have the right to exercise such warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 4.90% of the shares of PokerTek common stock then issued and outstanding. Without such Blocker, 162,439 shares of PokerTek common stock issuable upon exercise of the warrant would be beneficially owned, which may be increased to 186,835 shares of PokerTek common stock (subject to the Blocker) if PokerTek receives shareholder approval to increase the aggregate number of shares subject to all warrants issued in the April 2007 private placement from 439,541 to 505,555.

(3) William Bales, acting as the portfolio manager, has sole voting and dispositive control over the securities held by Janus Venture Fund (a series of Janus Investment Fund) (“Janus Venture Fund”), Janus US Venture Fund (a series of Janus Capital Funds Plc) (“Janus US Venture Fund”), and Small Cap Growth Portfolio (a series of Ohio National Fund Inc.) (“Small Cap Growth Portfolio”). Janus Capital Management LLC (“Janus Capital Management”) serves as the investment adviser to Janus Venture Fund and Janus US Venture Fund and as sub-adviser to Small Cap Growth Portfolio. Janus Distributors LLC (“Janus Distributors”) is a wholly-owned subsidiary of Janus Capital Management. Janus Distributors is registered as a broker-dealer under the Exchange Act and is a member of the National Association of Securities Dealers, Inc. Janus Distributors acts as a limited purpose broker-dealer for each of the Janus Venture Fund and Janus US Venture Fund in connection with the sale of their fund shares. Each of Janus Venture Fund, Janus US Venture Fund and Small Cap Growth Portfolio purchased the securities to be offered pursuant to this prospectus in the ordinary course of business. Additionally, at the time of the purchase of such securities, none of Janus Venture Fund, Janus US Venture Fund or Small Cap Growth Portfolio had any agreements or understandings, directly or indirectly, with any person to distribute such securities.

(4) Includes a warrant to acquire an aggregate of 1,037 shares of PokerTek common stock. Excludes 145,889 shares of common stock issuable upon exercise of the warrant because the terms of such warrant contain a Blocker under which the holder thereof does not have the right to exercise such warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 4.90% of the shares of PokerTek common stock then issued and outstanding. Without such Blocker, 146,926 shares of PokerTek common stock issuable upon exercise of the warrant would be beneficially owned, which may be increased to 168,992 shares of PokerTek common stock (subject to the Blocker) if PokerTek receives shareholder approval to increase the aggregate number of shares subject to all warrants issued in the April 2007 private placement from 439,541 to 505,555.

(5) Includes a warrant to acquire an aggregate of 94 shares of PokerTek common stock. Excludes 13,247 shares of common stock issuable upon exercise of the warrant because the terms of such warrant contain a Blocker under which the holder thereof does not have the right to exercise such warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 4.90% of the shares of PokerTek common stock then issued and outstanding. Without such Blocker, 13,341 shares of PokerTek common stock issuable upon exercise of the warrant would be beneficially owned, which may be increased to 15,345 shares of PokerTek common stock (subject to the Blocker) if PokerTek receives shareholder approval to increase the aggregate number of shares subject to all warrants issued in the April 2007 private placement from 439,541 to 505,555.

(6) Includes a warrant to acquire an aggregate of 16 shares of PokerTek common stock. Excludes 2,156 shares of common stock issuable upon exercise of the warrant because the terms of such warrant contain a Blocker under which the holder thereof does not have the right to exercise such warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 4.90% of the shares of PokerTek common stock then issued and outstanding. Without such Blocker, 2,172 shares of PokerTek common stock issuable upon exercise of the warrant would be beneficially owned, which may be increased to 2,498 shares of PokerTek common stock (subject to the Blocker) if PokerTek receives shareholder approval to increase the aggregate number of shares subject to all warrants issued in the April 2007 private placement from 439,541 to 505,555.

(7) BC Advisors, LLC (“BCA”) is the general partner of SRB Management, L.P. (“SRB Management”). SRB Management is the general partner of SRB Greenway Capital (Q.P.), L.P. (“SRBQP”), SRB Greenway Capital, L.P. (“SRBGC”) and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore”). Steven R. Becker is the sole principal of BCA. Through his control of BCA, Mr. Becker possesses sole voting and investment control over the portfolio securities of each of SRBQP, SRBGC and SRB Offshore.

(8) Includes warrants to acquire an aggregate of 99,018 shares of PokerTek common stock, which may be increased to 113,890 shares of PokerTek common stock if PokerTek receives shareholder approval to increase the aggregate number of shares subject to all warrants issued in the April 2007 private placement from 439,541 to 505,555.

(9) Includes warrants to acquire an aggregate of 11,415 shares of PokerTek common stock, which may be increased to 13,130 shares of PokerTek common stock if PokerTek receives shareholder approval to increase the aggregate number of shares subject to all warrants issued in the April 2007 private placement from 439,541 to 505,555.

(10) Includes warrants to acquire an aggregate of 4,230 shares of PokerTek common stock, which may be increased to 4,865 shares of PokerTek common stock if PokerTek receives shareholder approval to increase the aggregate number of shares subject to all warrants issued in the April 2007 private placement from 439,541 to 505,555.

(11) Assumes that PokerTek receives shareholder approval to increase the aggregate number of shares subject to all warrants issued in the April 2007 private placement from 439,541 to 505,555 and without regard to any other limitations on exercise, including but not limited to the Blocker.

PLAN OF DISTRIBUTION

We are registering the shares of common stock previously issued to the selling shareholders and the shares of common stock issuable upon exercise of the warrants to permit the resale or other disposition of these shares of common stock by the holders of the common stock and warrants from time to time after the date of this prospectus. We will receive cash proceeds upon cash exercises, if any, of the warrants by the selling shareholders, but we will not receive any of the proceeds from the sale by the selling shareholders of any of the shares of our common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling shareholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, after one year after the effective date of this registration statement, whether such options are listed on an options exchange or otherwise;

•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	in block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	in purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	in an exchange distribution in accordance with the rules of the applicable exchange;

•	in privately negotiated transactions;

•	through short sales made after one year after the effective date of this registration statement;

•	in sales pursuant to Rule 144 under the Securities Act;

•	in transactions where broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	in a combination of any such methods of sale; and

•	in any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. After one year after the effective date of this registration statement, the selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed that will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. In addition, upon being notified by a selling shareholder that a donee or pledgee intends to sell more than 500 shares, a prospectus supplement will be filed.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will indemnify the selling shareholders against certain liabilities, including some liabilities arising under the Securities Act, in accordance with the registration rights agreements, or the selling shareholders will be entitled to contribution. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving shares of our common stock registered pursuant to this registration statement, including liabilities arising under the Securities Act. We may be indemnified by the selling shareholders against civil liabilities, including liabilities arising under the Securities Act, that may arise from any written information furnished to us by the selling shareholders specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Pursuant to the registration rights agreement between us and the selling shareholders, we will pay all expenses of the registration of the shares of common stock, estimated to be $61,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed on for us by Womble Carlyle Sandridge & Rice, PLLC, Charlotte, North Carolina. Such legal advice is solely for our benefit and not for any shareholder or prospective investor.

EXPERTS

The financial statements appearing in PokerTek, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report appearing therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance on the report of such firm given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file periodic reports, proxy statements and other information with the SEC. Copies of the reports, proxy statements and other information may be examined without charge at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549 or on the Internet at http://www.sec.gov. Copies of all or a portion of such materials can be obtained from the Public Reference Room of the SEC upon payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room.

We also make most of our filings available on our website at www.pokertek.com. We are not including the information on our website as part of this prospectus or any prospectus supplements.

We have filed with the SEC a registration statement on Form S-3, including all amendments to the registration statement under the Securities Act with respect to the shares of our common stock offered under this prospectus. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding PokerTek and the shares offered under this prospectus, please see the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement or our other filings with the SEC are not necessarily complete, and in each instance please see the copy of the full agreement filed as an exhibit to the applicable filing. We qualify each of these statements in all respects by the reference to the full agreement. These filings, exhibits and schedules, including the registration statement, may be inspected at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of these documents may be obtained from the SEC’s office upon payment of the prescribed fees.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The following documents filed by us with the SEC are incorporated by reference into this prospectus, except as superseded or modified by this prospectus:

1.  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

3. Our Current Reports on Form 8-K filed on April 13, 2007, April 27, 2007, May 14, 2007 (except for the information furnished pursuant to Item 2.02 of such filing) and June 13, 2007; and

4. The description of our common stock contained in our registration statement on Form 8-A (File No. 000-51572), filed on October 13, 2005, including any amendment or report filed for the purpose of updating such description.

All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of the offering made under this prospectus are incorporated by reference into this prospectus and made a part of this prospectus from the date we file the documents with the SEC. We are not incorporating any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference into this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon the written or oral request of that person, a copy of any document incorporated into this prospectus by reference, other than exhibits unless those exhibits are specifically incorporated by reference into the documents. Requests for these copies should be directed to PokerTek, Inc., Attention: Chief Financial Officer, 1020 Crews Road, Suite J, Matthews, North Carolina 28106, telephone (704) 849-0860.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations and should rely only on the information contained or incorporated by reference into this prospectus. This prospectus is an offer to sell only the shares offered hereby by the selling shareholders, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Prospectus

August 1, 2007

PokerTek, Inc.

1,949,999 Shares

Common Stock

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

PokerTek, Inc. (the “Registrant”) estimates that expenses payable by the Registrant in connection with the offering by the selling shareholders described in this Registration Statement will be as follows:

SEC registration fee	$729
NASDAQ Global Market listing application fee	14,000
Legal fees and expenses	40,000
Accounting fees and expenses	4,000
Printing and engraving expenses	1,500
Miscellaneous	771

Total	$61,000

Except for the SEC registration fee, all of the amounts shown above are estimates.

Item 15.  Indemnification of Directors and Officers.

Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act contain specific provisions relating to indemnification of directors and officers of North Carolina corporations. In general, such sections provide that: (i) a corporation must indemnify a director or officer who is wholly successful in his or her defense of a proceeding to which such person is a party because of his or her status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he or she is not wholly successful in such defense, if it is determined as provided by statute that the director or officer meets a certain standard of conduct, provided that when a director or officer is liable to the corporation or is adjudged liable on the basis that personal benefit was improperly received by him or her, the corporation may not indemnify him or her. A director or officer of a corporation who is a party to a proceeding may also apply to the courts for indemnification, and the court may order indemnification under certain circumstances set forth in the statute. A corporation may, in its articles of incorporation or bylaws or by contract or resolution, provide indemnification in addition to that provided by statute, subject to certain conditions.

The Registrant’s Amended and Restated Bylaws provide for the indemnification of any director or officer of the Registrant against liabilities and litigation expenses arising out of his or her status as such, to the fullest extent permitted by law.

The Registrant’s Amended and Restated Articles of Incorporation provide for the elimination of the personal liability of each director of the Registrant to the fullest extent permitted by law.

The Registrant has entered into a separate indemnification agreement with Lyle Berman, the Chairman of the Registrant’s Board of Directors, that provides for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by Mr. Berman in any action or proceeding. The Registrant maintains directors’ and officers’ liability insurance for the benefit of its directors and certain of its officers.

Reference is made to Item 17 for the Registrant’s undertakings with respect to indemnification for liabilities arising under the Securities Act.

Item 16.  Exhibits.

  The exhibits listed in the Exhibit Index to this registration statement are filed herewith or incorporated by reference to other filings.

Item 17.  Undertakings.

(a)  The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that: Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(c)  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Matthews, State of North Carolina, on this 1st day of August, 2007.

POKERTEK, INC.

By:	/s/ Gehrig H. White

Gehrig H. White, Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of PokerTek, Inc., hereby severally constitute and appoint Gehrig H. White and James T. Crawford, III, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on August 1, 2007:

/s/ Gehrig H. White	/s/ Christopher Daniels

Gehrig H. White Chief Executive Officer (Principal Executive Officer)	Christopher Daniels Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Lyle A. Berman	/s/ James T. Crawford, III

Lyle A. Berman Chairman of the Board of Directors	James T. Crawford, III President and Director

/s/ Arthur Lee Lomax	/s/ Joseph J. Lahti

Arthur Lee Lomax Director	Joseph J. Lahti Director

EXHIBIT INDEX

Exhibit No.	Description

2.1
Plan of Merger of PokerTek, LLC with and into PokerTek, Inc. (f/k/a National Card Club Corporation) dated July 27, 2004 (incorporated by reference to Exhibit 2.1 to our Registration Statement on Form S-1 filed on August 4, 2005 (No. 333-127181)).

3.1	Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form S-1 filed on August 4, 2005 (No. 333-127181)).

3.2	Bylaws (As Amended and Restated Through July 29, 2005) (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form S-1 filed on August 4, 2005 (No. 333-127181)).

4.1	Specimen Common Stock certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form S-1/A filed on October 5, 2005 (No. 333-127181)).

4.2
Securities Purchase Agreement, dated as of April 23, 2007, by and among PokerTek, Inc. and the investors listed on the Schedule of Buyers attached thereto (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed on April 27, 2007).

4.3	Form of Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K filed on April 27, 2007).

4.4
Registration Rights Agreement, dated as of April 26, 2007, by and among PokerTek, Inc. and the Buyers listed therein (incorporated by reference to Exhibit 4.3 of our Current Report on Form 8-K filed on April 27, 2007).

5.1	Opinion of Womble Carlyle Sandridge & Rice, PLLC with respect to the legality of the shares of common stock being registered.

23.1	Consent of McGladrey & Pullen, LLP.

23.2	Consent of Womble Carlyle Sandridge & Rice, PLLC (included in the opinion filed as Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

Our SEC file number reference for documents filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended, is 000-51572.